Exhibit 99.2

WESTERN INVESTMENT LLC
7050 South Union Park Center Suite 590, Midvale, UT 84047; Phone # 801-568-1400; Fax # 801-568-1417

March 5, 2010

Via Email, Fax and First-Class Mail
Michael Clark
Head of DWS Investments Mutual Fund Board Relations
President, DWS Global Commodities Stock Fund, Inc.
345 Park Avenue
New York, NY 10154
Email: michael.clark@db.com
Fax: 212-454-7171

W . Douglas Beck, Managing Director
Head of DWS Investments Product Management
DWS Scudder Distributors, Inc.
345 Park Avenue
New York, NY 10154
Email: doug.beck@db.com
Fax: 212-454-7171

Re: DWS Global Commodities Stock Fund, Inc.

Dear Mr. Clark and Mr. Beck:

You called me this week and told me the GCS board of directors will meet next week. You asked me if I have anything to communicate to you.

I do. At the risk of repetition of what I’ve told your board several times before, here is my message.

Your board reacted to the mandate of GCS owners, at the 2008 annual meeting, where stockholders voted by a margin of 64% - 36% to replace Deutsche’s “house” directors, by taking the company hostage since then. Your board not only ignored, without any response, my repeated written requests to amend GCS’ by-laws to eliminate majority voting in contested elections, they’ve completely suspended the stockholder voting process for the past 16+ months. Not holding an annual stockholders meeting in 2009 was arrogant and illegal. Holding onto control this way better befits a Banana Republic junta that won’t risk loss of power through democratic elections, than a board of directors of an American publicly-traded fund.

GCS’ majority vote rule for contested elections is an affront to stockholder democracy. Face it. You lost the last election by an almost 2-1 margin. Yet you use this majority vote gimmick to thwart the stockholders’ will. In 1993, Rudy Giuliani succeeded the incumbent, David Dinkins, as mayor of New York when Giuliani won 930,236 votes to Dinkins’ 876,869.  Neither candidate received the votes of a majority of New York’s more than five million eligible voters. Under your majority vote rule, David Dinkins would have remained the mayor of NYC, probably for life! That is essentially how your board intends to perpetuate its incumbency.

March 5, 2009

As if that were not enough, your board recently adopted a blatantly illegal shareholder vote sterilization rule, which is clearly aimed at thwarting the ability of my stockholder group or any other stockholders who might otherwise be able to acquire enough stock, to vote to overcome the near-certain entrenchment effect of your majority vote rule.

Then, your board announced on January 20, 2010 that you had decided to fundamentally change GCS’ investment objective, the character of its investments, its portfolio manager and its name, solely by vote of your unelected holdover board and without first submitting these fundamental changes for a vote of approval from stockholders.

To sum up my message, you are headed toward a proxy contest in 2010 which you will almost certainly lose again. More likely than not, the election will – by your board’s premeditated design – “fail” once again due to the majority vote rule, whereupon the Deutsche “house” directors will continue to claim the right to cling to their seats as “holdovers” and continue to do Deutsche’s bidding. Holdovers, like leftovers, spoil over time and emit a noxious smell. That pretty well describes your board, where 9 of 13 seats were last filled by stockholder votes (really by broker discretionary votes) in uncontested elections in 2005 and 2006.

Your board would rather see GCS destroyed than allow anyone other than themselves, and their patron, Deutsche, run it. Their attitude boils down “to hell with what stockholders want; we will cede control only when a court seizes it from our clutches.” Unfortunately, unless you allow the owners of the Fund to truly decide who will manage it, via a fair election with no incumbent – entrenchment majority vote rule, your board leaves us with little choice other than to have the Fund’s future decided by the courts.

Very truly yours,

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
Arthur D. Lipson